UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Golar LNG Limited
(Translation of registrant's name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x ]         Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Attached to this report on Form 6-K as Exhibit 1.1 is the Underwriting Agreement, dated June 24, 2014 among Golar LNG Limited (the “Company”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated,  Goldman, Sachs & Co., Morgan Stanley & Co. LLC and RS Platou Markets AS as representatives of the several Underwriters named in Schedule I thereto, relating to the offering of 12,650,000 common shares of the Company (the “Offering”), which amount included 1,650,000 common shares offered pursuant to the Underwriter's option to purchase additional common shares.

Attached to this report on Form 6-K as Exhibit 3.1 is the Amended Bye-Laws of the Company dated September 28, 2007, as further amended at the Annual General Meeting of the Company held on September 20, 2013.

Attached to this report on Form 6-K as Exhibits 5.1 and 8.1 are opinions of MJM Limited and Seward & Kissel LLP, respectively, with respect to the Offering.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-196992) that was filed with the U.S. Securities and Exchange Commission with an effective date of June 24, 2014, and its prospectus supplement dated June 24, 2014 relating to the Offering.

Exhibit No.	Description

1.1
Underwriting Agreement, dated June 24, 2014 among Golar LNG Limited and Merrill Lynch, Pierce, Fenner & Smith Incorporated,  Goldman, Sachs & Co., Morgan Stanley & Co. LLC and RS Platou Markets AS as representatives of the several Underwriters named in Schedule I thereto.

3.1	Amended Bye-Laws of Golar LNG Limited dated September 28, 2007, as further amended at the Annual General Meeting of Golar LNG Limited held on September 20, 2013.

5.1	Opinion of MJM Limited.

8.1	Opinion of Seward & Kissel LLP.

23.1	Consent of MJM Limited (included in Exhibit 5.1).

23.2	Consent of Seward & Kissel LLP (included in Exhibit 8.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)
Date: July 1, 2014	/s/ BRIAN TIENZO Brian Tienzo Principal Executive Officer